EXHIBIT D

Letter Regarding Change in Certifying Accountant

June 11, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Embraer S.A. (copy attached), which we understand will be furnished to the Securities and Exchange Commission, pursuant to Item 16.F of Form 20-F, as part of the Form 6-K of Embraer S.A. dated June 11, 2012 which will be incorporated by reference into a Form F-3 to be filed on the same date. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ PricewaterhouseCoopers

Auditores Independentes